GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

2005 AUG 31 P 5:

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1554/05/LTR

29 August 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finan[redacted]
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

05010887

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 15 August 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)
- 16 August 2005 (*Announcement by Subsidiary Company, CDL Hotels New Zealand Limited on Completion of the Sale of Bayswater Building at Kings Cross Road in Sydney, Australia*); and
- 16 August 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)

Yours faithfully,

PROCESSED
SEP 01 2005
THOMSON
FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-Aug-2005 17:10:47
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-08-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	12-08-2005
2.	The change in the percentage level	From 5.1964 % To 5.2471 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	46,130,092
As a percentage of issued share capital	0 %	5.1964 %
No. of shares held after the change	0	46,580,092
As a percentage of issued share capital	0 %	5.2471 %

Footnotes

% of issued share capital is based on the Company's issued share capital of 887,724,579 ordinary shares of $0.50 each as at 12 August 2005.

Attachments:

Total size = **0**
(2048K size limit recommended)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Aug-2005 12:38:00
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, CDL Hotels New Zealand Limited on Completion of the Sale of Bayswater Building at Kings Cross Road in Sydney, Australia
Description	We attach herewith the announcement released by CDL Hotels New Zealand Limited on 16 August 2005 in relation to the above matter.
Attachments:	08-16-CHNZ.pdf Total size = **71K** (2048K size limit recommended)

CDL HOTELS NEW ZEALAND LIMITED

Correspondence Address:

Level 13, 280 Centre, 280 Queen Street, PO Box 5640, Wellesley Street, Auckland, New Zealand
Telephone : (09) 309 4411 Fax : (09) 309 3244

NZX ANNOUNCEMENT

To	:	Market Information Services, NZX (announce@nzx.com)
From	:	Takeshi Ito, Company Secretary
Date	:	16 August 2005
Subject		**SALE OF BAYSWATER BUILDING COMPLETED**

On 1 June 2004, Kingsgate International Corporation Limited (a majority-owned subsidiary of CDL Hotels New Zealand Limited) advised that its wholly-owned subsidiary, Kingsgate Investments Pty Limited, had entered into, inter alia, a conditional agreement with Ashington Bayswater Pty Limited (a wholly-owned subsidiary of Sydney based Ashington Group) for the sale of the Bayswater Building at Kings Cross Road in Sydney at a price of A$20 million (the "Bayswater Sale and Purchase Agreement").

Settlement under the Bayswater Sale and Purchase Agreement, as previously advised, is subject to the registration of the separate title for the commercial lot in the Bayswater Building. Registration of title took place on 27 July 2005.

Settlement took place on 15 August 2005. Ashington Bayswater Pty Limited paid to Kingsgate Investments Pty Limited an amount of approximately A$20.05 million, after taking into account the adjustments required to be made under the Bayswater Sale and Purchase Agreement.

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	16-Aug-2005 17:11:20
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	16-08-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	15-08-2005
2.	The change in the percentage level	From 5.2471 % To 5.3108 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	46,580,092
As a percentage of issued share capital	0 %	5.2471 %
No. of shares held after the change	0	47,145,092
As a percentage of issued share capital	0 %	5.3108 %

Footnotes: % of issued share capital is based on the Company's issued share capital of 887,724,579 ordinary shares of $0.50 each as at 15 August 2005.

Attachments: Total size = **0**
(2048K size limit recommended)